UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
SCHEDULE 13G

Under the Securities Exchange Act of 1934

Digital Domain Media Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25386U104
(CUSIP Number)

June 7, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25386U104	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87% (see Item 4)
12	TYPE OF REPORTING PERSON PN
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 25386U104	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87% (see Item 4)
12	TYPE OF REPORTING PERSON IN
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 25386U104	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,578 shares of Common Stock issuable pursuant to the terms of $5,000,000 aggregate principal amount of Senior Secured Convertible Notes (see Item 4)*

Warrants to purchase 291,666 shares of Common Stock (see Item 4)*

428,572 shares of Common Stock

Call Options to purchase 628,571 shares of Common Stock (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87% (see Item 4)
12	TYPE OF REPORTING PERSON IN
* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 25386U104	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER

Digital Domain Media Group, Inc., a Florida corporation (the “Company”)

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

10250 SW Village Parkway Port St. Lucie, Florida 34987

Item 2 (a).	NAME OF PERSON FILING

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Investment Manager

Empery Asset Management, LP (the "Investment Manager"), with respect to the shares of Common Stock held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "Empery Funds").

Reporting Individuals

Mr. Ryan M. Lane ("Mr. Lane"), with respect to the shares of Common Stock held by the Empery Funds.

Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the shares of Common Stock held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of the Reporting Individuals is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is: 1 Rockefeller Plaza, Suite 1205 New York, NY 10020

Item 2(c).	CITIZENSHIP

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER

25386U104

CUSIP No. 25386U104	13G	Page 6 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________

Item 4.	OWNERSHIP

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Registration Statement on Form S-1 filed on June 11, 2012 provides that as of June 8, 2012 there were 43,545,320 shares of Common Stock outstanding. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock and assumes the conversion of the reported convertibles notes (the “Reported Notes”) and the exercise of the reported warrants (the “Reported Warrants”), in each case subject to the 4.99% Blocker (as defined below).

Pursuant to the terms of the Reported Notes and the Reported Warrants, the Reporting Persons cannot convert or exercise any of the Reported Notes or Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such conversion or exercise, more than 4.99% of the outstanding shares of Common Stock (the “4.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 4.99% Blocker.  Consequently, at this time, the Reporting Persons are not able to convert or exercise all of the Reported Notes and Reported Warrants due to the 4.99% Blocker.

Pursuant to the terms of the reported call options (the “Reported Call Options”), the Reporting Persons cannot exercise the Reported Call Options to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock. At this time, the Reporting Persons are able to exercise all of the Reported Call Options.

Therefore, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own 5.87% of the outstanding shares of Common Stock of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

CUSIP No. 25386U104	13G	Page 7 of 9 Pages

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Empery Funds. Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 13, 2012, by and among Empery Asset Management, LP, Ryan M. Lane and Martin D. Hoe.

CUSIP No. 25386U104	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2012

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner

By: /s/ Ryan M. Lane Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
RYAN M. LANE

/s/ Martin D. Hoe
MARTIN D. HOE

CUSIP No. 25386U104	13G	Page 9 of 9 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value per share, of Digital Domain Media Group, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 13, 2012

EMPERY ASSET MANAGEMENT, LP

By: EMPERY AM GP, LLC, its General Partner

By: /s/ Ryan M. Lane Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
RYAN M. LANE

/s/ Martin D. Hoe
MARTIN D. HOE